FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

c/o    Ibolya Ignat, Staff Accountant, Gus Rodriguez,

         Accounting Branch Chief and Jim Rosenberg,

         Senior Assistant Chief Accountant

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Re:	MAP Pharmaceuticals, Inc.
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP” or the “Company”), the undersigned submits this letter in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a telephone conversation between the undersigned, the Company, representatives of its independent registered public accounting firm and members of the Staff on March 21, 2012, relating to the Company’s 10-K and 10-Q. References to “we,” “us” and “our” in this letter refer to the Company.

In this letter, we have included the verbal comment from the Staff, based on our understanding of that comment, in italicized, bold type and have followed the comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the 10-K and 10-Q, as applicable.

“With regard to commercialization costs and future development and regulatory costs for additional indications for LEVADEX that are shared between the Company and Allergan, we understand that you believe these obligations are contingent deliverables.

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

We note that for early start commercialization expenses, delivery commenced in 2011. For that deliverable and future activities, please identify the nature of the contingencies.”

The Company informs the Staff that the Company’s current policy for accounting for contingent deliverables and activities, such as (i) development and regulatory activities, and (ii) Shared Expenses (as defined below) as part of LEVADEX net profit/loss sharing, is to net reimbursements from Allergan, Inc. and Allergan USA, Inc. (together, “Allergan”) pursuant to the Collaboration Agreement entered into with Allergan on January 28, 2011 (the “Collaboration Agreement”) against operating expenses in the Company’s financial statements in the quarters in which the cost sharing occurs. The contingent deliverables and activities do not relate to the five deliverables that related to the nonrefundable upfront $60.0 million payment received from Allergan and discussed in our March 8, 2012 letter to the Staff and related prior correspondence.

The first set of contingent deliverables relate to development and regulatory activities. With respect to these expenses, we share expenses with Allergan under the Collaboration Agreement. Development Expenses (as defined in the Collaboration Agreement) cover indications separate from and in addition to the lead indication relating to the Company’s New Drug Application (“NDA”) submitted to the U.S. Food and Drug Administration (“FDA”), namely the acute treatment of migraine in adults with the Company’s LEVADEX product candidate (the “Lead Indication”). The Company may file NDAs with the FDA relating to these additional indications [*], if any, to treat the Lead Indication. Regulatory Expenses (as defined in the Collaboration Agreement) cover regulatory costs and expenses incurred [*], if any, to treat the Lead Indication. In 2011, there were no material costs related to Development or Regulatory Expenses.

The Collaboration Agreement also provides for the reimbursement of Patent Expenses (as defined in the Collaboration Agreement). These Patent Expenses cover intellectual property expenses related to the LEVADEX product candidate during the life of the collaboration with Allergan and are not material to the Collaboration Agreement.

Shared Expenses are those costs and expenses directly related to the commercialization of LEVADEX and are required to be outlined annually in a commercial plan (a “Commercialization Plan”), which must be approved by both Allergan and the Company (together, the “Parties”). Via an approved Commercialization Plan, the Parties can define and agree to incur at-risk-pre-Initial FDA Approval Shared Expenses prior to such FDA approval.

The Company did agree with Allergan, subsequent to the effective date of the Collaboration Agreement, to begin commercialization activities relating to the Lead Indication prior to Initial FDA Approval (the “Early Start Commercialization Activities”). The Parties agreed, subsequent

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

to the effective date of the Collaboration Agreement, that those costs would be shared equally between the Parties, consistent with the formula for sharing profits in the commercialization phase following Initial FDA Approval. The total cost reimbursements through December 31, 2011 payable by Allergan to the Company were, in the aggregate, approximately $1.4 million, and were offset against the related expenses.

The costs related to Early Start Commercialization Activities were contingent because (i) the Company had incurred no obligation relating to those costs at the time of the execution of the Collaboration Agreement and (ii) the Company had not agreed to incur any Shared Expenses at such time. The Company only agreed with Allergan to incur the Shared Expenses after the Joint Steering Committee (the “JSC”), which was established pursuant to the Collaboration Agreement, approved the Commercialization Plan for 2011. This initial Commercialization Plan, which was created subsequent to the effective date of the Collaboration Agreement, set forth the commercialization expenses to be incurred in 2011, prior to Initial FDA Approval.

As stated above, the initial Commercial Plan covering 2011 Shared Expenses did not exist at the time of the execution of the Collaboration Agreement. The Collaboration Agreement required the Parties to first nominate members of (i) the JSC and (ii) the Joint Commercialization Committee (“JCC”) to be established following signing, and then for the JCC to draft the initial Commercialization Plan The Collaboration Agreement provided the JCC ninety (90) days following the effective date of such agreement to determine whether there would be any pre-approved expenses, and if so, to develop and obtain JSC agreement with respect to the initial Commercialization Plan and expenses to be incurred by the Parties.

In developing the initial Commercialization Plan, the JCC and JSC considered and ultimately reached agreement with respect to which at-risk-pre-Initial FDA Approval commercialization expenses would be incurred and how the Parties intended to invest in those activities (i.e., whose infrastructure and other resources were to be used for specific commercialization activities). The JCC agreed upon the Commercialization Plan for 2011 and presented the Commercialization Plan for approval by the JCC, and the JCC approved the Commercialization Plan on [*]. The at-risk commercialization activities that the Parties agreed to conduct in 2011 pre-Initial FDA Approval included defining the promotional campaign, conducting market analysis, planning strategic communications, conducting managed care research and planning medical affairs. The more significant commercialization expenses contemplated in the Collaboration Agreement with Allergan are contingent upon and will follow Initial FDA Approval, which has not yet occurred.

For 2012 and subsequent years, the Parties will make separate economic decisions with respect to each annual Commercialization Plan, if any, similar to the decision process for the initial Commercialization Plan. The JSC will approve the Commercialization Plan on an annual basis, and creation of the annual commercialization budget will require annual reassessment in light of

[*] = CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC

FOIA CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC PURSUANT TO RULE 83

March 30, 2012

actual revenues, forecasted revenues, product performance, managed care coverage, relevant resources available within each company in the applicable year and various other factors, as these factors will change from year to year.

The Company supplementally informs the Staff that the Company anticipates that payments paid to or received from Allergan relating to (i) development, regulatory and intellectual property activities, and (ii) Shared Expenses as part of net profit/loss sharing relating to the potential LEVADEX product will be netted within the related expense categories in the Company’s financial statements in the quarters in which the cost sharing occurs.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin

of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.

Charlene Friedman, MAP Pharmaceuticals, Inc.

Michael Swartzburg, MAP Pharmaceuticals, Inc.

Greg Vlahos, PricewaterhouseCoopers LLP

Patrick Pohlen, Latham & Watkins LLP

CONFIDENTIAL TREATMENT

REQUESTED BY MAP PHARMACEUTICALS, INC